UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

uniQure N.V.

(Name of Issuer)

Ordinary Shares, €0.05 par value per share

(Title of Class of Securities)

N90064 101

(CUSIP Number)

July 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Coller Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Coller International General Partner V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Coller International Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

Item 1	(a)	Name of Issuer:

uniQure N.V.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Paasheuvelweg 25a, 1105 BP Amsterdam, The Netherlands

Item 2	(a)	Name of Person Filing:

Coller Investment Management Limited Coller International General Partner V, L.P.
Coller International Partners V-A, L.P.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

For each reporting person:
c/o Coller Investment Management Limited P.O. Box 255 Trafalgar Court, Les Banques St. Peter Port Guernsey, Channel Islands GY1 3QL

Item 2	(c)	Citizenship:

For each reporting person: Guernsey, Channel Islands

Item 2	(d)	Title of Class of Securities:

Ordinary Shares, €0.05 par value per share, (“Ordinary Shares”)

Item 2	(e)	CUSIP Number:

N90064 101

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

For each reporting person:

(a)	Amount beneficially owned: 0

(b)	Percent of Class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ✓.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022

COLLER INVESTMENT MANAGEMENT LIMITED (4)

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

COLLER INTERNATIONAL GENERAL PARTNER V, L.P. (4)

By: COLLER INVESTMENT MANAGEMENT LIMITED, its general partner

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

COLLER INTERNATIONAL PARTNERS V-A, L.P. (4)

By: COLLER INTERNATIONAL GENERAL PARTNER V, L.P., its general partner

By: COLLER INVESTMENT MANAGEMENT LIMITED, its general partner

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

(4) The Reporting Persons are jointly filing this Schedule 13G pursuant to the Agreement of Joint Filing submitted to the Securities and Exchange Commission on February 20, 2014.